UniFirst Corporation

68 Jonspin Road

Wilmington, Massachusetts 01887-1086

Telephone (978) 658-8888

Facsimile (978) 988-0659

May 8, 2009

VIA EDGAR AND FEDERAL EXPRESS

Mr. Larry Spirgel

Assistant Director

United States Securities and Exchange Commission

Division of Corporation Finance

100 F. Street NE

Washington, DC 20549

Re:	UniFirst Corporation

Form 10-K for Fiscal Year Ended August 30, 2008

Filed November 13, 2008

File No. 000-08504

Dear Mr. Spirgel:

This letter is in response to the comments of the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) as set forth in your comment letter to UniFirst Corporation (“UniFirst”) dated April 29, 2009 (the “Comment Letter”), with respect to UniFirst’s Annual Report on Form 10-K, File Number 000-08504, which was filed with the Commission on November 13, 2008.

Set forth below are UniFirst’s responses to the comments made by the Staff in the Comment Letter. For reference purposes, the Staff’s comments have been reproduced below.

Definitive Proxy Statement Incorporated by Reference into Part III

Compensation Discussion and Analysis

Comment No. 1

We have reviewed your response to comment one in our letter dated April 13, 2009. We do not agree that you would be entitled to omit disclosure of material earnings per share and revenue targets in connection with cash incentive bonuses for your most recent fiscal year based on competitive harm in accordance with Instruction 4 to Regulation S-K Item 402(2). We especially note that such disclosure, if material, would come several months after the period for which the targets covered. The targets are only for the most recently completed fiscal year and are directly comparable to the historical results for that year. Therefore, disclosure of your targeted earnings per share in December after disclosure has been made for your actual earnings per share for the year and the amounts of any cash incentive bonus payouts to your named executive officers should not provide competitors any greater advantage in deciphering the company’s long term competitive strategy. We also note that the insight into the company’s understanding of the size of its future revenues that the targets would provide competitors is arguably required disclosure under Management’s Discussion and Analysis of Financial Condition. See SEC Release 33-6835 (May 18, 1989) (discussion of required prospective, trend information). In future filings, please disclose these targets to the extent they become material elements of your executive compensation policies or decisions.

Response to Comment No. 1

UniFirst will disclose earnings per share and revenue targets in connection with annual cash incentive bonuses in future filings to the extent they are material to an understanding of the Company’s compensation policies or decisions concerning the named executive officers.

Other Matters

In responding to the Staff’s comments, we acknowledge that:

•	UniFirst is responsible for the adequacy and accuracy of the disclosure in the filings;
•	Staff comments or changes to disclosures in response to Staff comments do not foreclose the Commission from taking any action with respect to filings; and
•	UniFirst may not assert Staff comments as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.

If you should have any questions about this letter, please call the undersigned at (978) 658-8888.

Very truly yours,

/s/ Steven S. Sintros

Steven S. Sintros,

Vice President and Chief Financial Officer